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Filed by DMC Stratex Networks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Western Multiplex Corporation
Commission File No. 000-30993

Laura Graves, (408) 944-1817, investor_relations@dmcwave.com

[STRATEX NETWORKS LOGO]

CONFERENCE CALL REGARDING OFFER
TO ACQUIRE WESTERN MULTIPLEX CORPORATION

Date: March 1, 2002
Time: 9am Eastern / 6am Pacific Time

Laura:

Good morning everyone. Thank you for joining us today. Today's call will be conducted by Chuck Kissner, Chairman and Chief Executive Officer and Carl Thomsen, Senior Vice President & Chief Financial Officer. At the conclusion of our prepared remarks, there will be a limited opportunity for question and answer.

During this conference call, we may make some forward-looking statements relating to the proposed acquisition of Western Multiplex Corporation by DM Stratex Networks, Inc., including anticipated benefits of such a transaction, and our future business and the wireless industry, in general. Actual results may differ materially from our forward-looking statements, due to a variety of risks and uncertainties, including the risk that our proposal may not be accepted by the Board of Directors of Western Multiplex Corporation, that anticipated synergies are not realized, that the two companies' operations and personnel are not successfully integrated and that key personnel are not retained, as well as risks and uncertainties described under the heading "Factors That May Affect Future Financial Results" in Stratex Networks' Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, as filed with the SEC on February 13, 2002. We also refer you to the risks and uncertainties described under the heading "Factors That May Affect Future Financial Results" in Western Multiplex Corporation's Annual Report on Form 10-K as filed on February 25, 2002.

This conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of Western Multiplex Corporation. At the time such an offer, if any, is commenced, DMC Stratex Networks, Inc. will file exchange offer materials with the U.S. Securities and Exchange Commission and Western Multiplex Corporation will file a solicitation/recommendation statement with respect to such offer.

Let me introduce Carl Thomsen, CFO, who will go over the basic terms of the proposal, followed by Chuck Kissner, Chairman & CEO, who will discuss the business and strategic aspects.

Carl:

Thank you Laura,

I'd like to review the terms of the offer we made to Western Multiplex. The offer submitted to Western Multiplex is to exchange .5215 shares of Stratex Networks for each outstanding share of Western Multiplex. At the time the offer was made, this represented a 36% premium over Western Multiplex's stock price. Western Multiplex has 52.3 million shares outstanding. Including the impact of outstanding stock options calculated using the treasury stock method total shares are 61.5 million. Thus after the conversion of shares, the current Western Multiplex shareholders 28% of the combined company.

Chuck:

Thanks, Carl.

We would like to provide some additional information about the proposed transaction and why we think it is very favorable to the shareholders of both Stratex Networks and Western Multiplex.

First, I think it is clear that in today's market conditions, there are both challenges and opportunities. We all know about the challenges, but we also know that by capitalizing on strengths, there is tremendous opportunity for certain companies to emerge as tomorrow's leaders. In a sense, that's what this combination is all about. Not only does it immediately create a broad range of solutions for customers of wireless infrastructure, but it also creates a stronger financial base in which to accelerate progress.

Bottom line, it expands the served markets immediately for both companies, and enables us to exploit those markets with a smaller total cost base.

DMC Stratex is now uniquely positioned to move forward. Those of you who follow us know that in the last few months we have taken dramatic action to reduce our cost base and stabilize our sales volume in this softer infrastructure market. Last quarter our cash flow from operations, excluding special charges, was neutral to positive. We have no debt. And our orders last quarter, for the first time in a number of quarters, grew quarter over quarter. One of the keys to the stronger orders has been our positioning as a total wireless transmission solutions provider, as we have integrated our product lines into a total system, surrounded by services that provide added value.

We now see a clear path back to profitability based on the restructuring work we've accomplished, further changes in process, and stabilization and growth in our core business. The quarter is currently on track, and we are still seeing good demand for our products over the next few quarters.

Why are we making this proposal now?

Well, it's now time to accelerate our positioning.

Q. Why is Stratex proposing to acquire WMUX?

We're proposing this deal because (1) it fits our strategic vision of being the global leader in high speed wireless transmission, (2) we believe it will benefit the customers of both Stratex and Western Multiplex, and (3) we think it will be rewarding to the shareholders of both companies.

Our products complement each other—there is little overlap. Western sells products in unlicensed bands while Stratex products are all in the licensed bands. For customers who want or need both, the idea of a one-stop shop simplifies their purchase and implementation.

Stratex is a global leader in mobile wireless infrastructure outside the US. Western Mux is a leader in the provision of unlicensed transmission links to US cellular operators, and has become a major player in the wireless LAN bridging business. They have excellent products and are a market leader, and have done an excellent job developing the enterprise distribution channel.

The geographic strengths of the companies are very complementary. Stratex's strong international sales channel complements Western Mux's strong domestic presence and vice versa. We expect our international channels will pull through sales of Western Mux product, and we think Western's strength in the domestic mobile market and enterprise market will enhance Stratex's presence in those markets.

Financially, both companies have healthy balance sheets, with no debt and little cash burn. Excluding acquisition-related charges and asset writeups related to the acquisition, we expect this deal to be accretive in the second quarter of combined results.

Q. What products does Western Mux bring to the combination?

We would expect to immediately adopt and expand the sales of Western Multiplex high speed wireless access products for use in the 2 and 5 GHz unlicensed bands. The primary markets are (1) mobile operator infrastructure, and (2) enterprise networks. Mobile operators use it for backhaul of T1 or E1 lines from base stations back to controllers and switches. Enterprises use it to bridge wireless LANs between buildings in a campus.

Western's unlicensed products offer quick-to-implement solutions that sometimes complement Stratex products in a carrier network, or precede implementation of licensed radios from Stratex. With the combined company, customers can go to one supplier for both types of product. This means one provider of service, common network management, and simplified purchasing for the customer.

Q. What are the expected synergies?

It is difficult to get specific until after due diligence and integration discussions, but we expect them to be in the range of $2-3M per quarter. When we held discussions with Western Multiplex last summer, these estimates were within the range anticipated at that time. We expect to see synergies in the area of G&A, sharing of some facilities and offices worldwide, and in other functions wherever possible.

We also expect to achieve revenue synergies. Neither cost nor revenue synergies are counted in our estimates at this time.

I want to make a point here. Clearly, one of the reasons we are interested in merging with WMUX is because of the respect we have maintained for their management over the years. They have accomplished a lot that they should be proud of. As part of our proposal, we intend to interest those individuals in leadership positions in the combined company.

Q. How does Wmux compare to the other acquisitions that Stratex has made in the past?

Stratex has successfully integrated two major acquisitions within the past 4 years. These mergers were key factors in driving us and our merged partners into the leading independent supplier position we have today. These past mergers were also achieved during difficult economic conditions. We feel confident that together with Western Mux, we can use our complementary products, markets, customers, and channels to achieve further leadership. We would also expect the integration to go well due to our geographic proximity.

Q. What are Stratex's strategic alternatives if the deal does not go through?

First, we have had some inevitable questions regarding how aggressive we will be in completing this transaction. We feel we've made an attractive offer. It is not our intention to make this hostile. We believe that this represents a significantly better deal to the shareholders of Western Multiplex than their current deal with Proxim, and that this will be viewed positively. At this time, we do not intend to ask for a vote against the Proxim merger, and we do not plan to solicit proxies.

To a large extent, the timing of our proposal was driven by the need to address a potential merger while WMUX was still independent. As we stated in our proposal letter, the Proxim/WMUX merger came as a surprise to us.

But let me be clear about this. While we want this deal to happen, it is not imperative to our success. We are making excellent progress on our core business. And we do have other alternatives for addressing markets beyond our core business. However, we believe this is the best alternative at this time for both us and WMUX.

We believe that when the merits of our proposal are well understood and objectively evaluated, that it will be clear that the combination of these two companies at this time makes tremendous sense.

We initiated this compelling offer to Western Multiplex and look forward to a prompt response from their Board of Directors in order to commence merger discussions as soon as possible. We believe our offer provides Western Multiplex's stockholders with demonstrably superior immediate value to the pending transaction with Proxim. It also offers vastly superior long-term value by combining two world-class leaders in the wireless infrastructure industry.

With that, we will open the call for questions in the limited time that we have left.

We go first to Dale Bow with CIBC World Markets.

        Q:    Good morning gentlemen and congratulations. We obviously think its a good fit, too. Chuck, you mentioned that the quarter is on track and you are seeing reasonable demand for your core business products. Is that due to taking market share or stabilization of the market or both?

        A:    It's hard to say right now. Clearly, we are winning more business. It's hard to tell you whether what the market share is coming out to be right now.

        Q:    And, as far as the transaction with Western Multiplex, the latest products that WX has come up with which includes some DS3s in the unlicensed band, is very complimentary to some of your products. What, from your experience with the carriers right now, what is the most attractive of their offerings?

        A:    The T1 and the 1T1, 2T1 up to 4T1 would be the most attractive. As the speeds get higher, it becomes a little more dicey in terms of whether they'll go with licensed or unlicensed. But, clearly, at the lower end, which is where a lot of the US operators are, in terms of lease lines, that's an attractive starting point for wireless backhaul.

        Q:    In the international markets is there a lot of interest for use of the unlicensed band?

        A:    I think it is the same thing. I think that that's an area where clearly we could drive various significantly higher sales in the short term. If we complemented the license products that we have right now, to try to create the US kind of model.

        Q:    And, could you refresh for us how many sales offices do you have outside the US right now, Chuck?

        A:    We have about 20 sales offices outside the US.

        And interestingly, one other point on that. There tends to be, our observations, there tends to be somewhat separate channels in many cases, between enterprise and mobile infrastructure in the United States has less so in a lot of countries outside the United States. So, many of the channels that we have outside the United States will also be good conduits for the enterprise market as well.

        Q:    And, one final question. Western Multiplex has also developed a point to multi-point product. Any thoughts on that product?

        A:    Well, I think we have always been somewhat cautious about the economics of point to multi-point. But, where there is no infrastructure in place right now, it clearly could have some benefit. We do think, however, that in terms of that becoming a large market, in the near term we don't have very real high expectations.

        Q:    Great. Thanks, Chuck.

        We go next to Rich Volera with the Needham & Company.

        Q:    Good morning, guys. Chuck, you guys have been trying to penetrate the US wireless carriers to sell them licensed products and Western Multiplex has pretty good traction there with the unlicensed products. Do you see their relationships there possibly accelerating your penetration with licensed products into these carriers?

        A:    Yeah, I think that is one of the benefits that we see in putting the companies together. I think it works both ways. In the US, I think it clearly provides an entry point for wireless backhaul. And, as the capacities go up or as the carriers decide to use licensed bands to protect the integrity of the backhaul. It's a beautiful transition to take and in fact, there are a number of cases where we are doing that, where they have decided to go from unlicensed to licensed. So, that's a big positive. On the other side where we do have bases of licensed customers, there's opportunities to bring unlicensed products in at the lower end and rural environments and so on.

        Q:    I know the numbers are tough, but could you maybe qualitatively give us a little more idea of where you think some of the possible synergies are? Whether it's, you know, the sales, I would think there is fair amount in that certain sales and marketing part of the income statement.

        A:    Yeah, I think interesting, when we looked at it last time, the synergies in sales and marketing were somewhat less than you would think because we're quite complementary in terms of the distribution channels and the geographic coverage. So, I would expect from a cost synergy point of view certainly little there. But, in terms of the buildings, the facilities, the general overhead, G&A and things like that, that would be the most significant. I think there is also quite a bit of opportunity because of increased total volume of manufactured goods for us to improve the cost of goods for both of the companies.

        Q:    Great, that's it for me. Thanks, Chuck.

        We go next to Scott Serrall with SG Cowen.

        Q:    Good morning. Chuck, just to follow up on a couple of your earlier comments. Could you talk a little bit about what you are seeing from a customer interest levels when you are going in and being able to provide a broad portfolio of products. How many of your customers now are looking for unlicensed solutions to be included in that product portfolio and if you could, talk a little about what the magnitude of revenue synergies might be as you look out on the time horizon?

        A:    That is a tough number to give you. First of all, the last part. We are not in a position right now to give you revenue synergy numbers. There's clearly numbers there but I don't think we're in a position to do that at the moment. I think we do need to get some more discussion going and that is why we haven't counted them in the financial models that we put together. There were considerable revenue synergies when we had our discussions last summer, however. In terms of the number of requests we get, outside the United States where we have significant penetration, right now I think it's probably in the 1 in 10 category, of maybe about 10% of the customers are looking for an unlicensed solution. And, by the way, we sometimes do that. We may bring somebody else's product in or do a referral to make that happen. I don't think we are very aggressive about it, clearly, and if we were more aggressive about it, and if we could supply that capability in a more integrated way, network management for example, standard supply chain, purchasing agreement and so on, that number could be higher.

        Q:    Chuck, is that level of activity increasing if you look at the 10% of your customers now are requesting unlicensed? You know, how does that compare to history?

        A:    I think that outside of the United States we have not seen much of a change and that may just be a case of how it's marketed. Or maybe, the tradition outside of the United States in terms of getting licensed. I think inside the US it's increasing, and I think it's mostly a function of the mobile carriers looking at wireless backhaul as a better alternative than it has been in the past. And, I think that applying by the way both to unlicensed and licensed. We are obviously seeing more activity in the licensed area in the United States as well, which we previously reported.

        Q:    And, you also talked a little bit about order patterns, right now the quarter's on track. Could you quantify a little bit in terms of how linear the order trends have been, what you are expecting for the full quarter, will we see a book-to-bill greater than one. You also said you've got a clear path to visibility to profitability now. Could you detail in terms of the timeline you are expecting for DMC Stratex to get to that point?

        A:    Well, I think that the expectations that are out there for the quarter are expectations that we're comfortable with right now. Which included, I think for most of the analysts, a positive book-to-bill. We're quite comfortable with that based on the linearity of the quarter right now, which is reasonably good on both orders and sales. It is certainly better than it has been in quarters before the last couple, as you recall the last couple of quarters, linearily has improved as well as order patterns. And, we're seeing the same pattern again this quarter. So, I think it's certainly reinforcing our view that the business has stabilized for us. And since we have been running greater than a one book-to-bill, it gives us confidence that the revenue line will grow over the next few quarters. In terms of profitability, I think the expectations that are out there range in our turning profitable in the third or fourth quarter of the coming fiscal year and we are still very comfortable with that.

        Q:    OK, in terms of where you're seeing some of the demand, Chuck, maybe from a capacity standpoint and geographic standpoint, DOC3 products had been lagging given the current climate. Has that started to reverse itself?

        A:    What has been lagging? I didn't hear you.

        Q:    Sorry, the Altium.

        A:    The high-capacity stuff?

        Q:    Yeah.

        A:    I'd say that has a high standard of deviation because they tend to be big-deal oriented. There are more big deals in the pipeline, the potential is certainly there. But, I think the condition is, at this point, I don't think it's much different. I think the real demand that we are seeing is in the multiple E3, multiple VS3 business. That's the XP4 business, that's where the most significant stuff is. We did just win a fairly significant order that is a big deal, that happens to be highly driven by Altium. We just need a couple more of those in the pipeline and I think we'll start to see Altium grow again.

        Q:    And lastly, can you just comment quickly on pricing in the environment right now. It looks like it has been fairly stable, has there been any change to that, and, if the proposed transaction with Western Multiplex is not accepted by the Board, what is DMC's strategy in terms of going forward to craft and bring on board an unlicensed solution. Will you look toward internal development or will you look elsewhere to OEM solution or otherwise? Thanks.

        A:    We have, in terms of the effect on margins we haven't seen much of an effect from pricing yet. I think pricing is continuing to move downward, but they are about the rate that we expected, so we are not seeing any big drops there right now. But, in terms of the other alternatives, obviously, this is the one we think is the best for both companies. But, there are several other options that include both acquisition of technology and internal development that we have been looking for at some period of time. I'm not going to detail out what those are right now.

        Due to time constraints this morning, we'll take our final question from Earl Lum with CIBC World Markets.

        Q:    Yes, Chuck. Just a couple of questions. When you look at the strength that you are starting to see in the US market for wireless, could you tell us a little bit about where you think that is coming from and why is the market all of a sudden starting to become a little bit more positive to using wireless as the backhaul technology?

        A:    A couple of reasons, Earl, that we think. One is, from a competitive point of view, the way several of the national wireless carriers are structured. When they use lease lines, which has been the tradition from the past from the R. Buck days when the cellular operators got started. Many times, the money that they are paying for lease lines is now going into the pockets of their competitors. So, strategically, it doesn't make as much sense as it used to be when they were one or they were more closely related. So I think there's certainly direction coming from higher levels within the mobile operators to look at wireless or owning the facilities as an alternative. Second is, as the base stations become more heavily populated, or as the density of the cells increases and there are more base stations within a geographic area, the backhaul requirements start going above leased T1 lines, the speed requirements go up, which is starting to hit into the sweet spot of where we're at. When we, our observation on lease lines right now is that certainly at 2T1s we start to have a much more economic proposition. The return in terms of using wireless backhaul starts to become better than using leased lines. And, clearly the density of these base stations and the loading of them continues to go up. Especially in a constrained capital environment. So we can provide a very powerful economic proposition to the carriers as well.

        Q:    OK, and then you said that the quarter looked like it was tracking well. Are there any particular regions that are showing some strength and then as you look at order activity coming through, is the order activity primarily for networks that are expanding or is it for networks that are in existence that are upgrading their backhaul?

        A:    We are still seeing strength in the areas that we discussed at the end of last quarter, so that would be the Middle East, Africa and Asia. We are seeing some revival in China, now again. Western Europe is still soft and the US is increasing but we are starting from a pretty small base in the United States. The reason for the increases tend to be in places where there is lower penetration of mobile. So it tends to be newer networks that are going in that are driving the growth. Of course, we have a lot of customers, a couple hundred customers that order every quarter just a little bit and we are continuing to see that business, so what drives the growth are the new networks that are going in.

        Q:    OK, and then finally, as you look internationally, between the 2 and the 5 gig unlicensed bands, and the 10% of the time when you say that some of your customers are asking for unlicensed radios, which band are they typically looking at and is there strength more in one band or the other?

        A:    Right now I think their strength is in a 2.4 gig range. That is where we see most of the requests and some, we are seeing some beginning interest in the 5 gig range.

        Q:    One final question. As you look internationally, and where the enterprise market is starting to develop there, what do you see happening with enterprise on an international basis?

        A:    Still, I think in the international basis is still pretty early. We haven't seen the kind of patterns that we've seen in the United States in terms of the growth, the growth has been high in the United States, somewhat lower around the world. I think that is going to improve within the next year or so, as that follows.

        Q:    Great, thank you gentlemen.

Closing: Well, we would like to just say again we have made a proposal now to the Board of Western Multiplex and we do believe that the offer is a superior offer and we look forward to a response from the Board. We think again, to reemphasize we are talking about putting two leaders together and in an environment like the one that we are in right now, that is the kind of move that really creates value in the future. We want to thank you for calling in and your participation today.

After the acceptance, if any, of DMC Stratex Networks' proposal by Western Multiplex's board of directors, DMC Stratex Networks will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus that will be mailed to DMC Stratex Networks and Western Multiplex stockholders. The registration statement and the proxy statement/prospectus will contain important information about DMC Stratex Networks, Western Multiplex, the merger, and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, DMC Stratex Networks and Western Multiplex file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by DMC Stratex Networks and Western Multiplex at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 800/SEC-0330 for further information on public reference rooms. DMC Stratex Networks' and Western Multiplex's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The registration statement and proxy statement/prospectus and these other documents may also be obtained for free from the parties.

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CONFERENCE CALL REGARDING OFFER TO ACQUIRE WESTERN MULTIPLEX CORPORATION